December 18, 2023
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, DC 20549
Attention: Anastasia Kaluzienski and Robert Littlepage

Re:	D-Wave Quantum Inc. Form 10-Q for the Quarterly Period Ended September 30, 2023 Filed November 9, 2023 File No. 001-41468

Dear Ms. Kaluzienski and Mr. Littlepage:

On behalf of D-Wave Quantum Inc., a Delaware corporation (the “Company,” “we” or “our”), we are responding to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2023, regarding the Company’s Quarterly Report on Form 10-Q for the interim period ended September 30, 2023 filed with the Commission on November 9, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the Staff’s comments with the Company’s response.

Form 10-Q for the quarterly period ended September 30, 2023

Financial Statements
Condensed Consolidated Balance Sheets, page 5

1.
We note on page 13 that PSPIB Unitas Investments II Inc. is a related party to the Company’s largest shareholder. Identify on the face of your balance sheet, income statement, and statement of cash flows the amounts of all related party transactions and balances pursuant to Rule 4-08(k) of Regulation S-X.

Response

The Company respectfully acknowledges the Staff’s comment. In preparing the condensed consolidated interim financial statements, the Company elected to avail itself of the scaled reporting requirements available to Smaller Reporting Companies. Specifically, we considered Rule 8-01(b) of Regulation S-X. As Rule 4-08(k) is not listed as an exception to the general provision of Rule 8-01(b), the Company concluded that Rule 4-08(k) was not applicable to the Company’s condensed consolidated interim financial statements due to our Smaller Reporting Company status.

The Company acknowledges the importance of transparent disclosure of related party matters as well as the requirement in Rule 8-01(a) that the financial statements of Smaller Reporting Companies be prepared in accordance with generally accepted accounting principles in the United States. As such, we provided the applicable related party disclosures enumerated in section 850-10-50 of the Accounting Standards Codification with respect to the PSPIB Term Loan on pages 13, 21 and 22 of the 10-Q. To further enhance the clarity of these disclosures, the Company will include an additional reference to them in the footnote entitled “Related Party” in future filings.

We hope the foregoing answers have been responsive to your comments. If you require additional information or have any questions, please do not hesitate to contact me.

Sincerely,

/s/ John M. Markovich
John M. Markovich
Chief Financial Officer